SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                          (Amendment No.____1________)*

                             Hana Biosciences, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    40963P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 2, 2006
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [_]   Rule 13d-1(b)

      [_]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  40963P105               13G                     Page 2 of 5 Pages
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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Isaac Kier
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
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3. SEC USE ONLY



----------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           255,626
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          863,148
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         255,626
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            863,148
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,118,774
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            4.98%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*


IN
--------------------------------------------------------------------------------

CUSIP No. 40963 P 105                 13G                     Page 3 of 5 Pages
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

         Hana Biosciences, Inc.
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

400 Oyster Point Boulevard, Suite 215, South San Francisco, CA 94080
--------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

         Isaac Kier
--------------------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

1775 Broadway, Suite 604, New York, NY 10019
--------------------------------------------------------------------------------

Item 2(c).  Citizenship:

USA
--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

Common Stock, $.001 par value
--------------------------------------------------------------------------------

Item 2(e).  CUSIP Number:

40963 P 105
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
        or (c), Check Whether the Person Filing is a:

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 40963 P 105              13G                     Page 4 of 5 Pages

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            1,118,774 shares. Includes the following: (a) 140,528 shares of common stock and 4,357 warrants to purchase shares of common stock owned by Kier Family LP, a limited partnership of which the reporting person is a general partner; (b) 661,601 shares of common stock and 57,768 Warrants to purchase shares of common stock owned by Coqui Capital Partners, LP, a limited partnership of which the reporting person is a general partner; (c) 120,342 shares of common stock and 23,437 warrants to purchase shares of common stock owned by JIJ Investments, a partnership of which the reporting person is a partner; (d) 5,859 warrants to purchase common stock owned directly; and (e) options to purchase 32,134 shares of common stock (which is the amount currently vested).

          ----------------------------------------------------------------------

      (b)   Percent of class:

            4.98%

          ----------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 255,626

            (ii)  Shared power to vote or to direct the vote: 863,148


            (iii) Sole power to dispose or to direct the disposition of: 255,626


            (iv)  Shared  power to  dispose  or to direct  the  disposition  of:
                  863,148

--------------------------------------------------------------------------------

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

--------------------------------------------------------------------------------

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

         N/A
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
         Control Person.

         N/A
--------------------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

         N/A
--------------------------------------------------------------------------------


Item 9. Notice of Dissolution of Group.

         N/A

--------------------------------------------------------------------------------

Item 10. Certifications.

      (a)   Not applicable.

      (b)   Not applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 2006                             /s/ Isaac Kier
                                                     ------------------------
                                                     Isaac Kier





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